Exhibit 99.1

Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:	(604) 272-4118
Facsimile:	(604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2011 Year-end and Fourth Quarter Results

RICHMOND, BRITISH COLUMBIA – March 9, 2012 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), one of the world’s largest suppliers of North American ginseng, today announced 2011 net earnings of $3.0 million or $0.09 per basic share, compared to net earnings of $1.3 million in 2010, or $0.04 per basic share. Revenue increased to $9.5 million in 2011 from $8.9 million in 2010 with an average selling price of $19.25 per pound in 2011 compared to $10.25 per pound in 2010.

During the quarter ended December 31, 2011, revenue decreased to $416,000 from $3.3 million in the same quarter last year. The net loss in the 2011 fourth quarter was $447,000, or $0.01 per basic share, compared to net earnings of $970,000, or $0.03 per basic share, in the same period last year. The net loss in the fourth quarter of 2011 was due to a $200,000 write-down of inventory and the minimal sales and resulting gross margin during the period.

“We have committed more than 95% of our 2011 harvest to customers,” said Derek Zen, Chairman of the Company, “but because of a slow down in the ginseng market in China, there will be a decrease in the average selling price compared to the 2010 harvest which was sold in 2011.”

“The Company, having completed its final harvest, is in a position to acquire and manage a new business but has not yet received an opportunity attractive enough to seriously consider,” Mr. Zen continued, “so a plan will be prepared for shareholders’ approval to wind up the Company and repatriate all remaining assets to the shareholders.“

Chai-Na-Ta Corp., based in Richmond, British Columbia, is one of the world’s largest suppliers of North American ginseng. The Company farmed, processed and distributed North American ginseng as bulk root, and supplied processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions and other risks as outlined in the Company’s periodic filings, Annual Financial Statements and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com